Exhibit (a)(1)(C)
FORM OF EMAIL TO ELIGIBLE EMPLOYEES FORWARDING
LOGIN INFORMATION
(From stock@real.com)
Date: November 19, 2009
Re: Login Information — Stock Option Exchange Website
In connection with the launch of the RealNetworks Stock Option Exchange Program today, the following unique User Name and Password will enable you to access your personalized stock option information and to make elections via the RealNetworks Offer website. This information is required for you to access the Offer website at https://realnetworks.equitybenefits.com.
User Name:
Password:
You will be prompted to change your password after accessing the Offer website for the first time.
If you have questions regarding access to the Offer website, please contact Stock Plan Administration at stock@real.com.